December 30, 2016

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Autorité des marches financiers

Dear Sirs/Mesdames:

RE:	Americas Silver Corporation (the “Company”)

The enclosed technical report entitled “Technical Report on the Galena Complex, Shoshone County, Idaho, USA”, dated December 23, 2016, is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to National Instrument 43-101 (“NI 43-101”). The report has been compiled in accordance with the guidelines set out in NI 43-101. The report is being filed in the ordinary course and not as a result of a requirement of NI 43-101.

Yours truly,

AMERICAS SILVER CORPORATION

(Signed) “Peter McRae”

Peter McRae
Sr. VP Corporate Affairs, CLO and Corporate Secretary

145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8
Tel: 416-848-9503, Fax: 1-866-401-3069